

April 24, 2019

Paul B. Middleton
Chief Financial Officer
Plug Power Inc.
968 Albany Shaker Road
Latham, NY 12110

> **Re: Plug Power Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 13, 2019**
> **Form 8-K filed March 7, 2019**
> **Response dated December 27, 2018**
> **File No. 001-34392**

Dear Mr. Middleton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 5, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 39

1. Please explain to us why your contractual obligations table does not include your Convertible Senior Notes issued in March 2018. Refer to Item 303(a)(5) of Regulation S-K. Revise future filings as appropriate.

Consolidated Statements of Operations, page F-5

2.   We note your presentation of the line item "Interest and other expense, net". Please provide to us detail of the significant individual components of this line item and explain how you considered Item 5-03(b)(7) – (9) of Regulation S-X in your presentation of a single net line item.

Note 1 - Nature of Operations
Liquidity, page F-10

3.   We note on page F-11 that in the third quarter of 2018 your master lease agreement with Wells Fargo was amended ("Wells Fargo MLA"). You have accounted for the amended agreement as a sale/leaseback and have concluded that the leaseback is classified as an operating lease under ASC 842. To help us better understand your application of ASC 842, please respond to the following:

   • Describe the modifications made to the Wells Fargo MLA in the third quarter of 2018.
   • Describe how you concluded that the leaseback qualifies as an operating lease and discuss the material assumptions used in your analysis of the criteria in ASC 842-10-25-2.
   • Describe how you concluded that the transfer of the assets was a sale pursuant to ASC 842-40-25-1 and ASC 842-40-25-2.

4.   With respect to the power purchase agreements ("PPA") with your customers described on pages F-11 and F-14, tell us how you determined that the arrangements qualify as operating leases. Include in your response the material assumptions used in your analysis for each of the criteria in ASC 842-10-25-2.

Form 8-K filed March 7, 2019

Exhibit 99.1, page 1

5.   Please refer to comment 6 in our letter dated September 5, 2018. We note throughout your earnings release you are presenting the non-GAAP measure, adjusted EBITDA, with greater prominence than the most directly comparable GAAP measure.   For example, we note your references to adjusted EBITDA in the header, opening bullet points and the first two paragraphs of your earnings release without any discussion or presentation of the most directly comparable GAAP measure. Please revise your non-GAAP presentations in future earnings releases to present the most directly comparable GAAP measures with equal or greater prominence. Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

6. On page 5, you indicate that adjusted gross profit excludes the interest component of operating leases associated with project financings. It appears this is a calculated amount presented solely for the purpose of excluding it from this non-GAAP measure. ASC Topic 842 recognizes a single lease cost for operating leases on the basis of the pattern in which the benefits conveyed by the lease are consumed. Please tell us how you considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures in concluding that adjusted gross profit does not constitute an individually tailored recognition method.

Reconciliation of Non-GAAP Financial Measures, page 12

7. Please address the following regarding your presentation of adjusted EBITDA:

- Clarify if management considers adjusted EBITDA a liquidity or performance measure. Based on the reconciliation of this measure to net cash (used by) provided by operating activities it appears that management considers this a liquidity measure. However, in the second sentence of the Notes section you state that management uses your non-GAAP measures as a basis for evaluating the company's financial performance.
- Explain the purpose of this measure, how management uses it, what it is intended to represent and why you believe it is useful to investors.
- Explain the purpose of the adjustments for changes in working capital, cash based interest expense on corporate debt and restructuring and other non-recurring charges.
- Explain the purpose of the adjustment for right of use asset depreciation and interest associated with PPA financing. Clarify if this adjustment relates to operating leases and/or finance leases and explain to us how this amount is calculated.

    You may contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery